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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 43074

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___

                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cost Containment Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

     12444 Powerscourt Drive   Suite 200

(No. and Street)

St. Louis	MO	63131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                Brian L. Goding   314-822-4444

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     Mueller Prost PC

(Name – if individual, state last, first, middle name)

1034 S. Brentwood Blvd. #1700	St. Louis	MO	63117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FEB 26 2010

Washington, DC
121

OATH OR AFFIRMATION

I, Brian L. Goding   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Cost Containment Services, Inc.   , as
of December 31   , 20 09   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____
Signature

President/Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Accountants' Report on Internal Controls Required by Rule 17a-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Mueller Prost PC
CPAs + Business Advisors



To the Board of Directors and Stockholders
Cost Containment Services, Inc.
St. Louis, Missouri

INDEPENDENT ACCOUNTANTS' REPORT

We have audited the accompanying statement of financial condition of *Cost Containment Services, Inc.* (the "Company"), as of December 31, 2009, and the related statements of loss, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *Cost Containment Services, Inc.* as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 1034 S. Brentwood Blvd. | Suite 1700 | St. Louis | MO | 63117
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

Mueller Prost PC is a member of PKF International Limited, an association of legally independent member firms.

Advising with Vision™   www.muellerprost.com

Our audit of the financial statements of *Cost Containment Services, Inc.* for December 31, 2009 was made for the purpose of forming an opinion on the financial statements taken as a whole. The additional information is a required part of the financial statements to fulfill reporting requirements of the Securities and Exchange Commission and the Financial Industry Regulatory Agency. Such information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Mueller Prost PC

February 24, 2010
St. Louis, Missouri

Certified Public Accountants

COST CONTAINMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	150
Other receivable		4,833
Deposits		50,000
Total Assets	$	54,983

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities and Stockholder's Equity

Due to affiliated party	$	4,983
Stockholder's equity		
Common stock, $1 par value, 30,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in-capital		49,900
	$	54,983

The Notes to Financial Statements are an integral part of
this statement.

COST CONTAINMENT SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues		
Clearing fees	$	56,576
Commissions		17,674
		74,250
Operating Expenses		74,252
		(2)
Interest Income		2
Net Income	$	-

The Notes to Financial Statements are an integral part of
this statement.

COST CONTAINMENT SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-in Capital	Total
	Number of Shares	Par Value		
Balance at January 1, 2009	100	$ 100	$ 49,900	$ 50,000
Net Income	-	-	-	-
Balance at December 31, 2009	100	$ -	$ 49,900	$ 50,000

The Notes to Financial Statements are an integral part of this statement.

5

COST CONTAINMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Operating Activities		
Net income	$	-
Adjustments to reconcile net income to net		
cash provided by operating activities		
Changes in		
Other receivables		1,623
Due to affiliated party		(9,843)
Net Cash Used by Operating Activities		(8,220)
Cash at January 1, 2009		8,370
Cash at December 31, 2009	$	150

The Notes to Financial Statements are an integral part of
this statement.

NOTES

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Cost Containment Services, Inc. (the "Company") is a registered securities broker-dealer and clears all customer transactions through a clearing firm/agent on a fully disclosed basis. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Recognition of Income and Expenses

Commission income and clearing fees related to securities transactions are recognized on a settlement date basis because all such transactions are cleared through another broker-dealer which operates on this basis. Reporting such transactions on a trade date basis would not result in a material difference.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code (IRC). In lieu of corporation income taxes, the stockholder of an S corporation is taxed on his/her proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company implemented "FASB Accounting Standards Codification 740-10, Income Taxes – Overall" as of and for the year ending December 31, 2009. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements. Further, the code section prescribes the benefit or expense to be recorded in the consolidated financial statements as the amount most likely to be realized

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

assuming a review by tax authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense. The Company has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2009. The federal and state income tax returns of the Company for 2009, 2008, and 2007 are subject to examination by the respective taxing authorities generally for three years after they were filed.

NOTE 2   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $40,167 which was $35,067 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1.

NOTE 3   DEPOSIT

The Company is required to maintain a deposit with a clearing broker-dealer.

NOTE 4   AFFILIATED PARTY

The Company has an agreement with an affiliated company, Fiduciary Consultants, Inc. ("FCI"), whereby FCI furnishes office space and management services in connection with the development, promotion, management and operation of the Company's business, in exchange for 100% of the gross revenues of the Company before the deduction of any accounts payable of the Company. In the event that the Company's operating expenses exceed such fee, FCI will waive its fee and reimburse the Company in the amount of such excess expenses. The management fee to FCI was $74,252 for the year ended December 31, 2009.

NOTE 5   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the report.

ADDITIONAL INFORMATION

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 50,000 [3480]
2. Deduct ownership equity not allowable for Net Capital .... ( ) [3490]
3. Total ownership equity qualified for Net Capital .... 50,000 [3500]
4. Add:
    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... [3520]
    B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities .... $ 50,000 [3530]
6. Deductions and/or charges:
    A. Total non-allowable assets from
       Statement of Financial Condition (Notes B and C) .... $ 4,833 [3540]
    B. Secured demand note deficiency .... [3590]
    C. Commodity futures contracts and spot commodities-
       proprietary capital charges .... [3600]
    D. Other deductions and/or charges .... 5,000 [3610] (9,833) [3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net Capital before haircuts on securities positions .... $ 40,167 [3640]
9. Haircuts on securities (computed, where appliicable,
    pursuant to 15c3-1(f)) :
    A. Contractual securities commitments .... $ [3660]
    B. Subordinated securities borrowings .... [3670]
    C. Trading and investment securities:
        1. Exempted securities .... [3735]
        2. Debt securities .... [3733]
        3. Options .... [3730]
        4. Other securities .... [3734]
    D. Undue concentration .... [3650]
    E. Other (List) .... [3736] ( ) [3740]
10. Net Capital .... $ 40,167 [3750]

OMIT PENNIES

Cost Containment Services, Inc.
Computation of Basic Net Capital Requirement and
Computation of Aggregate Indebtedness
December 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	332 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	$	5,000 [3760]
14. Excess net capital (line 10 less 13)	$	35,167 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	34,167 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	4,983 [3790]
17. Add:				
A. Drafts for immediate credit	$	[3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	[3810]		
C. Other unrecorded amounts (List)	$	[3820]	$	[3830]
19. Total aggregate indebtedness			$	4,983 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	12.41 [3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00 [3860]

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $_____ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... _____ [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

    Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon   [4335]   X   [4570]

    J.P. Morgan Clearing Corp

D. (k) (3) - Exempted by order of the Commission . . . . _____ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $_____ [4699]

OMIT PENNIES

Note: A reconciliation of the computation of net capital under Rule 15c3-1 is not necessary since there are no material differences pursuant to Rule 17a-5(d)(4).

See Independent Accountants' Report



To the Board of Directors and Stockholders
Cost Containment Services, Inc.
St. Louis, Missouri

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROLS

In planning and performing our audit of the financial statements of *Cost Containment Services, Inc.* (the "Company"), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

12

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 1034 S. Brentwood Blvd. | Suite 1700 | St. Louis | MO | 63117
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

Mueller Prost PC is a member of PKF International Limited, an association of legally independent member firms.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures, referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and the practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with Management's authorization and recorded properly to permit Board of Directors and Stockholders' preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a responsible possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce the relatively low risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mueller Prost PC

February 24, 2010
St. Louis, Missouri

Certified Public Accountants

Mueller Prost PC
CPAs + Business Advisors

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 1034 S. Brentwood Blvd. | Suite 1700 | St. Louis | MO | 63117
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

Advising with Vision™

www.muellerprost.com